Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of August 13, 2025 by and between R-OPUS Inc., a California company, and Weiyi Yu (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13G to report its beneficial ownership of ordinary shares, $0.001 par value per share, of OFA Group. Each Party hereto agrees that the Schedule 13G, dated August 13, 2025, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: August 13, 2025	R-OPUS Inc.

	By:	/s/ Weiyi Yu
	Name:	Weiyi Yu
	Title:	Director

Date: August 13, 2025

	By:	/s/ Weiyi Yu
Weiyi Yu